Avaya Inc.
4655 Great America Parkway
Santa Clara, CA 95054

April 10, 2014

BY EDGAR

Cecilia Blye, Chief, Office of Global Security Risk
Larry Spirgel, Assistant Director
Daniel Leslie, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avaya Inc.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 22, 2013
File No. 1-15951

Ladies and Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 28, 2014 regarding the filing listed above by Avaya Inc. (the “Company”). To assist your review, we have presented the text of the Staff’s comments in italics below.

General

1.     Your website provides contact information for Sudan and Syria, and distributor profile data for distributors with territorial authorization for Sudan and Syria. Your website also contains drop-down menus for registration by, and contacts from, persons in Cuba, Sudan and Syria. On pages 51, 56 and 124 of the 10-K, you provide revenue figures for Latin America and “EMEA,” regions that can be understood to include Cuba, Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response to Comment 1:

The Company does not have any agreements, commercial arrangements or other contacts with Cuba, Sudan or Syria (collectively, the “Restricted Countries”) or any of their respective government controlled entities. Furthermore, the Company does not have any employees, offices, operations, branches or subsidiaries in any of the Restricted Countries.

The Company maintains a global trade compliance program to help ensure compliance with applicable laws. As part of that program, the Company’s policies prohibit its products and services from being exported either directly or indirectly to the Restricted Countries.

The Company sells products and services to end customers directly and indirectly through business partners, including distributors and resellers. The Company’s business partner agreements require them to comply with the Company’s export compliance policies and applicable laws. To the knowledge of the Company, none of the Company’s authorized business partners is organized under the laws of a Restricted Country. To the extent that its products and services are sold through the Company’s business partner network, the possibility exists that the Company’s products and services may be diverted to the Restricted Countries by other entities without the Company’s knowledge or consent. To the Company’s knowledge, no such diversion has occurred.

Information on the Company’s website in drop-down menus and distributor profiles referring to the Restricted Countries is generic in nature because, as a factual matter, the Restricted Countries fall within the geographical regions in which Avaya and its business partners conduct business (e.g., Central and Latin America, or “CALA” and Europe, Middle East and Africa, or “EMEA”). The Company is in the process of determining how its website can be updated to remove such references.

2.     Please discuss the materiality of your contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response to Comment 2:

The Company does not believe that its contacts with the Restricted Countries constitute a material investment risk for its security holders. In making this determination, the Company has considered both quantitative and qualitative factors that a reasonable investor would deem important in making an investment decision.

With respect to quantitative factors, the Company did not have any direct or indirect sales of products or services to any of the Restricted Countries in any of fiscal years 2011, 2012, 2013 or the 6 month period ended March 31, 2014. Similarly, the Company did not have any assets or liabilities associated with any of the Restricted Countries as of the ends of those same periods.

With respect to qualitative factors, the Company believes that its global trade compliance program and policies help provide assurances to the Company’s stakeholders, including its investors, of its commitment to complying with applicable laws. The Company is aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. To its knowledge, the Company, which is privately held, has not received any inquiries or questions from investors regarding business activities with the Restricted Countries or indicating that they are considering divestment initiatives. As a result, the Company believes there is little or no risk to the Company’s reputation or share value as a result of any business activities associated with the Restricted Countries.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me at (908) 953-3900 or Frank Mahr at (908) 953-3918 if you have any questions regarding this letter.

Best regards,

/s/ Pamela F. Craven

Pamela F. Craven
Chief Administrative Officer

cc:
Frank J. Mahr
Vice President, Deputy General Counsel - Corporate Law
and Corporate Secretary